UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December, 2018

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A.—PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation—PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912 - Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

New Pension Plan - Petros 3

Rio de Janeiro, December 18, 2018 – Petróleo Brasileiro S.A. – Petrobras reports that its Board of Directors approved in a meeting held today, to submit for the analysis of the Secretariat for the Coordination and Governance of State-Owned Enterprises (“SEST”) the proposal for a new pension plan called Petros 3 Plan (“PP3”) set up as defined contribution (“DC”), to be offered as voluntary migration to participants of the Renegotiated and Non-Renegotiated Petrobras System Petros plans (“BD Plans”).

After the assessment by SEST, and in the event of a favorable opinion from that body, the proposal will be submitted by the Petrobras Foundation for Social Security (“Petros”) for approval from the National Superintendence of Supplementary Pensions (“PREVIC”). In the event of approval by PREVIC, the option to join PP3 will be offered to participants of the BD Plans.

Petros had already implemented the Deficit Equating Plan (“PED”) whose purpose was to equate the total deficit assessed in 2015, adjusted for 2017, as described in the Material Fact disclosed on 9/12/2017. However, despite the PED, the BD Plans have featured new deficits, which increases the probability of new equating at the end of 2018.

Given this scenario, Petros conducted studies that showed the existence of risks to the solvency and liquidity of the BD Plan in the medium term and the implementation of new equating plans. Thus, alternatives to mitigate these risks were evaluated, resulting in the choice of a new plan - PP3.

Among other features, the new plan will have full pay parity (50%) of the sponsor, with maximum contribution rate of 8.5%; possibility of redeeming 15% of individual account funds at the time of migration or upon retirement; and benefit paid monthly and recalculated annually based on the period chosen by the participant (indefinitely, between 10 and 45 years, or based on a percentage of its funds).

Considering that PP3 still has to be approved by SEST and PREVIC, and that it is not possible to estimate the number of participants who will choose to migrate, the impact of the proposal on the company’s financial statements and cash flow will only be known after the completion of the migration process.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department | e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2017, and the Company’s other filings with the U.S. Securities and Exchange Commission.

The PP3 proposal is in line with the Resolution of the Interministerial Commission on Corporate Governance and Administration of Corporate Stake of the Federal Government no. 25/2018, which instructs that new supplementary pension plans offered by the federal state-owned companies are structured exclusively as DC.

Petrobras will continue to make the best efforts to identify alternatives that can be offered to participants, provided that they are effective in mitigating the risks presented in the BD Plans and are aligned to the new Resolution.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department | e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2017, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 18, 2018.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By:	/s/ Rafael Salvador Grisolia
Rafael Salvador Grisolia
Chief Financial Officer and Investor Relations Officer